Filed Pursuant to Rule 424(b)(2)

Registration Number 333-126811

Pricing Supplement to the Prospectus dated September 21, 2005 and the Prospectus Supplement dated September 22, 2005

$12,000,000

BARCLAYS BANK PLC

100% Principal Protected Digital Plus Notes due October 27, 2011

Linked to the Performance of a Diversified Basket of Commodities

Medium-Term Notes, Series A, No. C015

Issuer:	Barclays Bank PLC.

Initial Valuation Date:	October 24, 2006.

Issue Date:	October 27, 2006.

Final Valuation Date:	October 24, 2011.

Maturity Date:	October 27, 2011.

Coupon:	We will not pay you interest during the term of the Notes.

Basket:	A diversified commodities basket consisting of five commodities (brent crude, silver, zinc, nickel and copper, each a “basket commodity” and together, the “basket commodities”) in equally weighted allocations.

Payment at Maturity:	If you hold your Notes to maturity, for each Note you will receive a cash payment determined as follows:

• if the basket performance is greater than 60%, you will receive your principal amount plus the product of (i) the principal amount of your Notes and (ii) the basket performance;

• if the basket performance is greater than 0% and less than or equal to 60%, you will receive $1,600.00 per Note; and

• if the basket performance is less than or equal to 0%, you will receive the principal amount of your Notes.

The return on your Notes will be positive only if the basket performance is positive.

Basket Performance:	The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket commodities from and including the initial valuation date to and including the final valuation date. The basket performance will be calculated as follows:

C (i) Initial = With respect to brent crude, $59.86; with respect to silver, $11.57; with respect to zinc, $3,917.00; with respect to nickel, $34,010.00; and with respect to copper, $7,456.00; which, in each case, represents the reference price of each basket commodity on the initial valuation date;

C (i) Final = Reference price of each basket commodity on the final valuation date; and

W (i) = Weighting of each basket commodity, which is 20% for each basket commodity.

The reference price for each basket commodity on each valuation date will be determined by reference to certain prices calculated or reported by the London Metal Exchange (the “LME”) with respect to copper, nickel and zinc; the London Bullion Market Association (“LBMA”) with respect to silver; and ICE Futures with respect to brent crude.

Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

Calculation Agent:	Barclays Bank PLC.

CUSIP Number and ISIN:	06738C MS 5 and US06738CMS51.

See “ Risk Factors” beginning on page PS-7 of this pricing supplement for risks relating to an investment in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	4.50%	95.5%
Total	$12,000,000.00	$540,000.00	$11,460,000.00

Barclays Capital

Pricing Supplement dated October 24, 2006

-i-

PRICING SUPPLEMENT SUMMARY

The following is a summary of terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the “prospectus” mean our accompanying prospectus, dated September 21, 2005, and references to the “prospectus supplement” mean our accompanying prospectus supplement, dated September 22, 2005.

This section summarizes the following aspects of the Notes:

•	What are the Notes and how do they work?

•	What are some of the risks of the Notes?

•	Is this the right investment for you?

•	What are the tax consequences?

•	How do the Notes perform at maturity?

What are the Notes and how do they work?

The Notes are medium-term Notes that are uncollateralized debt securities and are issued by Barclays Bank PLC offering full principal protection. The Notes are linked to the value of a diversified basket of five commodities (each, a “basket commodity” and, together, the “basket commodities”) for a period of time from and including the initial valuation date to and including the final valuation date. The Notes will be issued in principal amounts of $1,000.

If you hold your Notes to maturity, for each Note you will receive a cash payment determined as follows:

•	if the basket performance is greater than 60%, you will receive your principal amount plus the product of (i) the principal amount of your Notes and (ii) the basket performance;

•	if the basket performance is greater than 0% and less than or equal to 60%, you will receive $1,600.00 per Note; and

•	if the basket performance is less than or equal to 0%, you will receive the principal amount of your Notes.

The return on your Notes will be positive only if the basket performance is positive.

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket commodities from and including the initial valuation date to and including the final valuation date. The basket performance will be calculated as follows:

C (i) Initial = With respect to brent crude, $59.86; with respect to silver, $11.57; with respect to zinc, $3,917.00; with respect to nickel, $34,010.00; and with respect to copper, $7,456.00; which, in each case, represents the reference price of each basket commodity on the initial valuation date;

C (i) Final = Reference price of each basket commodity on the final valuation date; and

W (i) = Weighting of each basket commodity, which is 20% for each basket commodity.

You will receive at least the full principal amount of your Notes if you hold the Notes to maturity, regardless of the performance of the basket. There will be no principal protection if you do not hold the Notes to maturity.

We will not pay you interest during the term of the Notes.

For a further description of how your payment at maturity will be calculated, see “– How do the Notes perform at maturity? – Hypothetical Examples” below and “Specific Terms of the Notes” in this pricing supplement.

What are some of the risks of the Notes?

An investment in the Notes involves risks. Some of these risks are summarized here, but we urge you to read the more detailed explanation of risks in “Risk Factors” in this pricing supplement.

•	Market Risk – The return on the Notes is linked to the performance of the basket commodities. Commodity prices may change unpredictably, affecting the value of the basket commodities and, therefore, the value of your Notes in unforeseeable ways. Higher future prices of the basket commodities relative to their current prices may decrease the value of the basket and, accordingly, decrease your return.

•	Limited Portfolio Diversification – The five basket commodities are concentrated in two sectors (metals and energy) and may therefore carry risks similar to a concentrated securities investment in a limited number of sectors.

•	No Interest or Dividend Payments – You will not receive any periodic interest payments on the Notes.

•	No Principal Protection Unless You Hold the Notes to Maturity – You will be entitled to receive a minimum payment of the full principal amount of the Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the final valuation date. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold your Notes to maturity.

•	There May Be Little or No Secondary Market for the Notes – We do not plan to apply to list the Notes on any U.S. securities exchange or quotation system. There can be no assurance that a secondary market for the Notes will develop. Barclays Capital Inc. and other affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the Notes, although they are not required to do so. If they decide to engage in such transactions, they may stop at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the Notes to maturity.

Is this the right investment for you?

The Notes may be a suitable investment for you if:

•	You are willing to hold the Notes to maturity.

•	You are willing to accept the risk of fluctuations in commodity prices in general and the basket performance in particular.

•	You believe the basket performance will be positive during the term of the Notes.

•	You seek an investment with a return linked to the performance of the basket commodities.

•	You seek an investment that offers principal protection when held to maturity.

•	You do not seek current income from this investment.

The Notes may not be a suitable investment for you if:

•	You are unable or unwilling to hold the Notes to maturity.

•	You are not willing to be exposed to fluctuations in commodity prices in general and the basket performance in particular.

•	You believe the basket performance will be negative during the term of the Notes.

•	You seek current income from your investment.

•	You believe that the basket performance will be negative during the term of the Notes.

•	You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.

•	You prefer not to create an overconcentrated position in the commodities sector of your portfolio.

What are the tax consequences?

If you are a U.S. holder (as defined below under “Certain U.S. Federal Income Tax Considerations”), you generally will be taxed for each year you hold Notes on an amount of ordinary income based upon the “comparable yield” of the Notes as described below under “Certain U.S. Federal Income Tax Considerations”, even though you will not receive any cash until the maturity of the Notes or until you otherwise dispose of the Notes, subject to an adjustment upon the maturity of the Notes. In addition, any gain you may recognize on a sale, exchange or other disposition of the Notes will be taxed as ordinary interest income. The “comparable yield” is determined solely to calculate the amount you will be taxed on prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. If you are a non-U.S. holder (as defined below under “Certain U.S. Federal Income Tax Considerations”) and you are not subject to U.S. federal income tax as a result of any connection to the United States other than your ownership of a Note, you generally will not be subject to U.S. federal income or withholding tax in respect of income on your Note so long as you comply with certain certification and identification requirements as to your foreign status and certain other conditions set forth under the section “Certain U.S. Federal Income Tax Considerations – Tax Treatment of Non-U.S. Holders” are satisfied. You may also be subject to generally applicable information reporting and backup withholding tax on reportable payments unless, in general, you comply with certain procedures or are an exempt recipient. For more details, see “Certain U.S. Federal Income Tax Considerations”.

How do the Notes perform at maturity?

Step 1: Calculate the basket performance.

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of the basket commodities between the initial valuation date and the final valuation date, inclusive. The basket performance will be calculated as follows:

where,

C (i) Initial = With respect to brent crude, $59.86; with respect to silver, $11.57; with respect to zinc, $3,917.00; with respect to nickel, $34,010.00; and with respect to copper, $7,456.00; which, in each case, represents the reference price of each basket commodity on the initial valuation date;

C (i) Final = Reference price of each basket commodity on the final valuation date; and

W (i) = Weighting of each basket commodity, which is 20% for each basket commodity.

Step 2: Calculate the payment at maturity.

If you hold your Notes to maturity, for each Note you will receive a cash payment determined as follows:

•	if the basket performance is greater than 60%, you will receive your principal amount plus the product of (i) the principal amount of your Notes and (ii) the basket performance;

•	if the basket performance is greater than 0% and less than or equal to 60%, you will receive $1,600.00 per Note; and

•	if the basket performance is less than or equal to 0%, you will receive the principal amount of your Notes.

You will not receive less than the principal amount of your Notes if you hold the Notes to maturity. The return on your Notes will be positive only if the basket performance is positive.

Hypothetical Examples

The examples set forth below are provided for illustration purposes only. Assumptions in the table and each of the scenarios are purely fictional and do not relate to any actual basket performance. The hypothetical terms do not represent the terms of an actual Note. The examples are hypothetical, and do not purport to be representative of every possible scenario concerning increases or decreases in the reference prices of the basket commodities. We cannot predict the basket performance.

Assumptions:

Initial Investment:	$1,000.00

Term:	5 years

Basket Performance:	The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket commodities from and including the initial valuation date to and including the final valuation date. The basket performance will be calculated as follows:

C (i) Initial = Reference price of each basket commodity on the initial valuation date;

C (i) Final = Reference price of each basket commodity on the final valuation date; and

W (i) = Weighting of each basket commodity, which is 20% for each basket commodity.

Payment at Maturity:

If you hold your Notes to maturity, for each Note you will receive a cash payment determined as follows:

•      if the basket performance is greater than 60%, you will receive your principal amount plus the product of (i) the principal amount of your Notes and (ii) the basket performance;

•      if the basket performance is greater than 0% and less than or equal to 60%, you will receive $1,600.00 per Note; and

•      if the basket performance is less than or equal to 0%, you will receive the principal amount of your Notes.

Example 1: In this case, the basket performance is positive as of the final valuation date.

Step 1: Calculate the basket performance.

Basket Commodity	Commodity Initial Price	Commodity Final Price	Hypothetical Commodity Performance
Nickel	$8,710.00	$14,490.00	66.36%
Zinc	$1,121.00	$1,303.00	16.24%
Copper	$1,812.00	$3,275.50	80.77%
Silver	$5.26	$6.72	27.76%
Brent Crude	$25.97	$45.92	76.82%

Basket Performance				53.59%

Step 2: Calculate the payment at maturity.

Payment at Maturity = ($1,600.00).

Payment at Maturity= $1,600.00.

60% Return on Investment

Example 2: In this case, the basket performance is significantly positive as of the final valuation date.

Step 1: Calculate the basket performance.

Basket Commodity	Commodity Initial Price	Commodity Final Price	Hypothetical Commodity Performance
Nickel	$4,855.00	$14,755.00	203.91%
Zinc	$1,044.50	$1,129.50	8.14%
Copper	$1,380.50	$2,987.00	116.37%
Silver	$5.58	$6.58	17.92%
Brent Crude	$10.88	$32.23	196.23%

Basket Performance				108.52%

Step 2: Calculate the payment at maturity.

Payment at Maturity = $1,000.00 + ($1,000.00 x the basket performance).

Payment at Maturity = $1,000.00 + ($1,000.00 x 108.52%).

Payment at Maturity = ($2,085.20).

Payment at Maturity= $2,085.20.

108.52% Return on Investment

Example 3: In this case, the basket performance is equal to zero or negative as of the final valuation date.

Step 1: Calculate the basket performance.

Basket Commodity	Commodity Initial Price	Commodity Final Price	Hypothetical Commodity Performance
Nickel	$4,855.00	$3,755.00	-22.66%
Zinc	$1,251.00	$1,129.50	-9.71%
Copper	$2,552.30	$2,987.00	17.03%
Silver	$4.19	$4.19	0.00%
Brent Crude	$28.27	$28.23	-0.14%

Basket Performance				-3.10%

Step 2: Calculate the payment at maturity.

Payment at Maturity = ($1,000.00).

Payment at Maturity = $1,000.00

0% Return on Investment (principal-protected)

Return Profile at Maturity

The table set forth below shows the hypothetical return on an investment in the Notes based upon basket performance, expressed as a percentage, ranging from 100% to –100%.

Basket Performance	Payment at Maturity	% Return on Notes
100.00%	$2,000.00	100.00%
90.00%	$1,900.00	90.00%
80.00%	$1,800.00	80.00%
70.00%	$1,700.00	70.00%
60.00%	$1,600.00	60.00%
50.00%	$1,600.00	60.00%
40.00%	$1,600.00	60.00%
30.00%	$1,600.00	60.00%
20.00%	$1,600.00	60.00%
10.00%	$1,600.00	60.00%
0.00%	$1,000.00	0.00%
–10.00%	$1,000.00	0.00%
–20.00%	$1,000.00	0.00%
–30.00%	$1,000.00	0.00%
–40.00%	$1,000.00	0.00%
–50.00%	$1,000.00	0.00%
–60.00%	$1,000.00	0.00%
–70.00%	$1,000.00	0.00%
–80.00%	$1,000.00	0.00%
–90.00%	$1,000.00	0.00%
–100.00%	$1,000.00	0.00%

RISK FACTORS

The Notes are unsecured obligations of Barclays Bank PLC and are not secured debt. The Notes are riskier than ordinary unsecured debt securities. The return on the Notes is linked to the performance of the basket commodities. Investing in the Notes is not equivalent to making a direct investment in the basket commodities or the related futures and forward contracts. See “The Basket” below for more information.

This section describes the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

You must rely on your own evaluation of the merits of an investment in the Notes.

In connection with your purchase of the Notes, we urge you to consult your own financial, tax and legal advisors as to the risks involved in an investment in the Notes and to investigate the reference asset and not rely on our views in any respect. You should make a complete investigation as to the merits of an investment in the Notes.

Your principal is protected only if you hold your Notes to maturity.

You will receive at least the minimum payment of the full principal amount of your Notes only if you hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your Notes sold. You should be willing to hold your Notes to maturity.

Your principal may not appreciate; You will not benefit from any appreciation in the reference price of any basket commodity if such appreciation is not reflected in the reference price on the final valuation date.

If the basket performance is zero or negative on the final valuation date, the payment at maturity with respect to each Note will be limited to your principal amount. This will be true even though the basket performance as of some date or dates prior to the final valuation date may have been positive, because the payment at maturity will be calculated only on the basis of the reference prices for each of the basket commodities (or otherwise determined by the calculation agent, in the case of a market disruption event) on the final valuation date. You should therefore be prepared to realize no return on the principal amount of your Notes during the term of the Notes.

Your yield may be lower than the yield on a standard debt security of comparable maturity.

You will not receive periodic payments of interest on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity date and issuance date as the Notes. The effective yield to maturity of the Notes will therefore be less than that which would be payable on such a conventional fixed-rate or floating rate debt security. As such, the return of each Note at maturity may not compensate you for any opportunity cost implied by inflation and other factors relating to the time value of money.

You will not have rights in any exchange-traded futures contracts on brent crude.

You will not have rights that holders of the exchange-traded futures contracts on brent crude may have.

The basket commodities are concentrated in only two sectors.

The five basket commodities are concentrated in two sectors (metals and energy) and may, therefore, carry risks similar to a concentrated securities investment in a limited number of sectors.

The market value of the Notes may be influenced by many unpredictable factors, including volatile prices of the basket commodities.

The market value of your Notes may fluctuate between the date you purchase them and the valuation date. Several factors, many of which are beyond our control, will influence the basket performance and, therefore, the market value of the Notes. We expect that generally the changes in the prices of the basket commodities will affect the market value of the Notes more than any other factor. Other factors that may influence the market value of the Notes include:

•	the volatility of the basket commodities;

•	the time remaining to the maturity of the Notes;

•	the supply and demand for the Notes, including inventory positions with Barclays Capital Inc. or any other market maker;

•	the general interest rate environment;

•	economic, financial, political, regulatory, geographical, biological or legal events that affect the prices of the basket commodities; or

•	the creditworthiness of Barclays Bank PLC.

These factors interrelate in complex ways, and the effect of one factor on the market value of your Notes may offset or enhance the effect of another factor.

Suspension or disruptions of market trading in any of the basket commodities, may adversely affect the value of your Notes.

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a higher (if an upward limit) or lower (if a downward limit) price for a specific period. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the market price of the relevant futures (and forward) contracts and, therefore, the value of your Notes.

There are specific risks you should consider relating to the trading of commodities on the LME.

The market prices of zinc, copper and nickel will be determined by reference to the settlement prices of contracts traded on the LME. The LME is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than U.S. futures markets, and certain features of U.S. futures markets are not present in the context of LME trading. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery in any of the next 16 to 24 months (depending on the commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations are occurring on the final valuation date, the prices of the contracts used to determine the reference prices of zinc, copper and nickel and the payment at maturity could be adversely affected.

Historical prices of the basket commodities should not be taken as an indication of the future performance of the basket commodities.

The actual performance of the basket commodities over the term of the Notes, as well as the amount payable at maturity, may bear little relation to the historical prices of the basket commodities. As a result, it is impossible to predict whether basket performance will be positive or negative.

The Notes may not be a suitable investment for you.

The Notes may not be a suitable investment for you if (i) you are unable or unwilling to hold the Notes to maturity, (ii) you are not willing to be exposed to fluctuations in commodity prices in general and the basket performance in particular, (iii) you believe the basket performance will be negative during the term of the Notes, (iv) you seek current income from your investment, (v) you believe that the basket performance will be negative during the term of the Notes, (vi) you prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings or (vii) you prefer not to create an overconcentrated position in the commodities sector of your portfolio.

Changes in our credit ratings may affect the market value of your Notes.

Our credit ratings are an assessment of our ability to pay our obligations, including those on the Notes, and are not indicative of the market risk associated with the Notes or the basket commodities. Consequently, actual or anticipated changes in our credit ratings may affect the market value of your Notes. However, because the return on your Notes is dependent upon certain factors in addition to our ability to pay our obligations on your Notes, an improvement in our credit ratings will not reduce the other investment risks related to your Notes.

Changes in interest rates are likely to affect the market value of your Notes.

We expect that the market value of your Notes, like that of a traditional debt security, will be affected by changes in interest rates, although these changes may affect your Notes and a traditional debt security to different degrees. In general, if U.S. interest rates increase, we expect that the value of your Notes will decrease and, conversely, if U.S. interest rates decrease, we expect that the market value of your Notes will increase.

You will not receive interest payments on the Notes.

You will not receive any periodic interest payments on the Notes, and at maturity you may not receive any return in excess of the principal amount of your Notes.

There may be little or no secondary market for the Notes. As such, sales in the secondary market may result in significant losses.

There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange or any electronic communications network. Barclays Capital Inc. and other affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the Notes, although they are not required to do so. If they decide to engage in such transactions, they may stop at any time.

If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price, and as a result you may suffer substantial losses. You should be willing to hold the Notes to maturity.

If the prices of the basket commodities change, the market value of the Notes may not change in the same manner.

The market value of the Notes may not have a direct relationship with the prices of the basket commodities, and changes in the prices of the basket commodities may not result in a comparable change in the market value of the Notes.

Prices of commodities are highly volatile.

Commodities prices are highly volatile and are affected by numerous factors in addition to economic activity. These include political events, weather, labor activity, direct government intervention, such as embargos, and supply disruptions in major producing or consuming regions. Those events tend to affect prices worldwide, regardless of the location of the event. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the basket performance or the basket commodities and, as a result, the market value of the Notes and the amount you will receive at maturity.

You may not have any rights to receive the basket commodities or futures contracts relating thereto.

Investing in the Notes will not make you a holder of any commodity or futures contract relating to the basket commodities. The Notes will be paid in U.S. dollars, and you will have no right to receive delivery of any commodity or futures contract relating to the basket commodities.

Lack of regulation of the Notes.

The net proceeds to be received by us from the sale of Notes relating to one or more commodities will not be used to purchase or sell any commodity futures contracts or options on futures contracts for your benefit. An investment in the Notes thus does not constitute either an investment in futures contracts, options on futures contracts or in a collective investment vehicle that trades in these futures contracts (i.e., the Notes will not constitute a direct or indirect investment by you in the futures contracts), and you will not benefit from the regulatory protections of the Commodity Futures Trading Commission, commonly referred to as the “CTFC”. We are not registered with the CFTC as a futures commission merchant and you will not benefit from the CFTC’s or any other non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered futures commission merchant. Unlike an investment in the Notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be subject to regulation as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a commodity pool operator, or qualify for an exemption from the registration requirement. Because the Notes will not be interests in a commodity pool, the Notes will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a commodity pool operator, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who invest in regulated commodity pools.

The basket performance and the reference prices of the basket commodities can fluctuate widely due to supply and demand disruptions in major producing or consuming regions.

The reference prices of the basket components can fluctuate widely due to supply and demand disruptions in major producing or consuming regions. In particular, recent growth in industrial production and gross domestic product has made many developing countries, particularly in Asia, disproportionately large users of commodities and has increased the extent to which the basket commodities rely on the markets of these developing countries. Political, economic and other developments that affect these developing countries may affect the basket performance or the reference prices of the basket commodities and, thus, the market value of the Notes. Because the basket commodities may be produced in a limited number of countries and may be controlled by a small number of producers, political-, economic- and supply-related events in those countries could have a disproportionate impact on the basket performance or the reference prices of the basket commodities.

Trading and other transactions by Barclays Bank PLC or its affiliates in the basket commodities, futures, options, exchange-traded funds or other derivative instruments on the basket commodities may impair the market value of the Notes.

As described below under “Use of Proceeds and Hedging” in this pricing supplement, we or one or more affiliates may hedge our obligations under the Notes by purchasing basket commodities, futures or options on the basket commodities, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the trading prices of the basket commodities, and we may adjust these hedges by, among other things, purchasing or selling basket commodities, futures, options, or exchange-traded funds or other derivative instruments at any time. Although they are not expected to, any of these hedging activities may adversely affect the value of the basket commodities and, therefore, the market value of the Notes. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines.

We or one or more of our affiliates may also engage in trading in the basket commodities, futures or options on the basket commodities, exchange-traded funds or other derivative instruments with returns linked or related to changes in the trading prices of the basket commodities on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers. Any of these activities could adversely affect the value of the basket commodities and, therefore, the market value of the Notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of such instruments. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the Notes. With respect to any of the activities described above, neither Barclays Bank PLC nor its affiliates has any obligation to take the needs of any buyer, seller or holder of the Notes into consideration at any time.

Our business activities may create conflicts of interest.

As Noted above, we and our affiliates expect to engage in trading activities related to the basket commodities, futures or options on basket commodities, or other derivative instruments with returns linked to the performance of basket commodities that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests that we and our affiliates will have in our and our affiliates’ proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our and our affiliates’ customers and in accounts under our and our affiliates’ management. These trading activities, if they influence the prices of the basket commodities, could be adverse to the interests of the holders of the Notes. Moreover, we or our affiliates have published and in the future expect to publish research reports with respect to some or all of the basket commodities or commodities generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. The research should not be viewed as a recommendation or endorsement of the Notes in any way and investors must make their own independent investigation of the merits of this investment. Any of these activities by us or our affiliates may affect the price of the basket commodities and, therefore, the market value of the Notes. With respect to any of the activities described above, neither Barclays Bank PLC nor its affiliates has any obligation to take the needs of any buyer, seller or holder of the Notes into consideration at any time.

Barclays Bank PLC and its affiliates have no affiliation with the LME, ICE Futures or the LBMA and are not responsible for their public disclosure of information.

We and our affiliates are not affiliated with the LME, ICE Futures or the LBMA in any way and have no ability to control or predict their actions, including any errors in or discontinuation of their disclosure. The LME, ICE Futures and the LBMA are not under any obligation to continue to maintain any futures or forward contracts. If the LME, ICE Futures or the LBMA discontinues or materially changes the terms of any futures or forward contracts on the basket commodities, it may become difficult to determine the market value of the Notes or the amount payable at maturity. The calculation agent may designate a successor futures or forward contract. If the calculation agent determines that no comparable futures or forward contract exists, the amount you receive at maturity will be determined by the calculation agent. See “Specific Terms of the Notes – Market Disruption Event” and “– Discontinuation of Trading; Alteration of Method of Calculation” in this pricing supplement.

There may be potential conflicts of interest.

We and our affiliates play a variety of roles in connection with the issuance of the Notes. Initially, Barclays Bank PLC will serve as the calculation agent. We will, among other things, decide the amount of the return paid out to you on the Notes at maturity. For a fuller description of the calculation agent’s role, see “Specific Terms of the Notes – Role of Calculation Agent” in this pricing supplement. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting any basket commodity has occurred or is continuing. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the calculation agent may affect the market value of the Notes, the calculation agent may have a conflict of interest if it needs to make any such decision.

The calculation agent can postpone the calculation of the basket performance or the maturity date if a market disruption event occurs on the final valuation date.

The calculation of the basket performance may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on the final valuation date. If such a postponement occurs, then the calculation agent will instead use the reference prices for the first business day after the day on which no market disruption event occurs or is continuing. In no event, however, will the final valuation date for the Notes be postponed by more than eight business days. As a result, the maturity date for the Notes could also be postponed, although not by more than eight business days. If the final valuation date is postponed to the last possible day, but a market disruption event occurs or is continuing on such last possible day, that day will nevertheless be the final valuation date. If a market disruption event is occurring on the last possible final valuation date, the calculation agent will make a good faith estimate of the basket return that would have prevailed in the absence of the market disruption event. See “Specific Terms of the Notes – Market Disruption Event” in this pricing supplement.

If a market disruption event results in the deferral of the payment at maturity beyond the stated maturity date, no penalty interest will accrue or be payable on the deferred payment.

The calculation agent can modify the composition of the basket and the determination of the reference prices of the basket commodities.

The composition of the basket and the method of calculating the reference prices of the basket commodities may be adjusted by the calculation agent from time to time upon the occurrence of certain extraordinary events. For example, if the terms of the contracts used for determining the reference price of a basket commodity are changed in a material respect by the commodity exchange upon which the contract trades, or if a reference price is not available for a basket commodity for any reason, then the calculation agent may take such action, including adjustments to the basket or to the method of calculating the reference price of that basket commodity, as it deems appropriate. See “Specific Terms of the Notes – Discontinuation of Trading; Alteration of Method of Calculation” in this pricing supplement. Such changes could adversely affect the basket performance and, consequently, the value of the Notes.

THE BASKET

General

The basket is comprised of five commodities (the “basket commodities”). The basket commodities are concentrated in two sectors (metals and energy). Neither Barclays Bank PLC nor any of its affiliates makes any representation or warranty as to the performance of the basket commodities.

The inclusion or exclusion of a commodity in the basket is not a recommendation to invest in or divest any interest in such commodity, and neither Barclays Bank PLC nor any of its affiliates make any representations or warranties to any holder of the Notes as to the performance of the basket or any represented sector. Any prospective investor in the Notes should understand the commodity futures, forward and spot markets and should undertake an independent investigation of the basket commodities such as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes.

Barclays Bank PLC or its affiliates may presently or from time to time invest in, or divest an interest in, one or more “commodity investments” (i.e., trading of commodities, futures (and forward) contracts with respect to the commodities and other instruments and derivative products based on the commodities and/or the basket), may render investment advice to a third party with respect to one or more commodity investments, or may facilitate on behalf of a third party an investment in, or a divestiture of an interest in, one or more commodity investments. In the course of such business, Barclays Bank PLC or its affiliates may acquire nonpublic information with respect to such commodity investments and, in addition, one or more affiliates of Barclays Bank PLC may produce and/or publish research reports with respect to such commodity investments. Barclays Bank PLC does not make any representation or warranty to any purchaser of a Note with respect to any matters whatsoever relating to such activities.

The Commodities Markets

The reference prices of zinc, nickel and copper will be determined by reference to spot prices traded on the LME, which is the principal commodities exchange in the world on which contracts for the delivery of zinc, nickel and copper are traded. The reference price of brent crude will be determined by reference to futures (and forward) contracts traded on ICE Futures and the reference price of silver will be determined by reference to spot prices traded on the LBMA. The following discussion of the operation of certain aspects of the commodities markets is based on publicly available information and is provided for informational purposes only. You should make your own investigation into the specific commodities markets to determine whether the Notes are a suitable investment for you.

An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price or, in the case of a futures contract on an index, providing for the payment and receipt of a cash settlement. By its terms, a futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is therefore described as “short”) and acquired by the purchaser (whose position is therefore described as “long”) or in which the cash settlement amount is required to be paid. Prior to the date on which delivery is to be made under a futures contract, the exchange clearing house will require the holders of short positions to state their intentions with respect to delivery and, to the extent that such holders elect to make delivery (as opposed to cash settlement), the clearing house will match them with holders of long positions, who will then be required to accept delivery. In the vast majority of cases, actual delivery under contracts never takes place, as contracts are often liquidated with offsetting futures transactions prior to the maturity of the original contract.

Futures contracts are traded on organized exchanges, known as “contract markets,” through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the position was entered into, which operates to terminate the position and fix the trader’s profit or loss. U.S. contract markets, as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities (such as the Securities and Investment Board in the United Kingdom (the “SIB”)).

The LME

According to publicly available information, the LME was established in 1877 and is the principal metal exchange in the world on which contracts for delivery of copper, lead, zinc, tin, aluminum, aluminum alloy and nickel are traded. In contrast to U.S. futures exchanges, the LME operates as a principals’ market for the trading of forward contracts, and is therefore more closely analogous to over-the-counter physical commodity markets than futures markets. As a result, members of the LME trade with each other as principals and not as agents for customers, although such members may enter into offsetting “back-to-back” contracts with their customers. In addition, while futures exchanges permit trading to be conducted in contracts for monthly delivery in stated delivery months, historically LME contracts used to be established for delivery on any day (referred to as a “prompt date”) from one day to three months following the date of contract, the average amount of time it took a ship to sail from certain Commonwealth countries to London. Currently, LME contracts may to be established for monthly delivery up to 63, 27 and 15 months forward (depending on the commodity). Further, because it is a principals’ forward market, there are no price limits applicable to LME contracts, and prices could decline without limitation over a period of time. Trading is conducted on the basis of warrants that cover physical material held in listed warehouses.

The LME is not a cash-cleared market. Both interoffice and floor trading are cleared and guaranteed by a system run by the London Clearing House, whose role is to act as a central counterparty to trades executed between clearing members and thereby reduce risk and settlement costs. The LME is subject to regulation by the SIB.

The bulk of trading on the LME is transacted through inter-office dealing which allows the LME to operate as a 24-hour market. Trading on the floor takes place in two sessions daily, from 11:40 am to 1:15 pm and from 3:10 to 4:35 pm, London time. The two sessions are each broken down into two rings made up of five minutes’ trading in each contract. After the second ring of the first session the official prices for the day are announced. Contracts may be settled by offset or delivery and can be cleared in U.S. dollars, pounds sterling, Japanese yen and euros.

Copper and tin have traded on the LME since its establishment. The Copper Contract was upgraded to High Grade Copper in November 1981 and again to today’s Grade-A Contract which began trading in June 1986. Primary Aluminum was introduced as a 99.5% contract in December 1978 and today’s High Grade Primary Aluminum Contract began trading in August 1987. Nickel joined the exchange the year after aluminum, in April 1979. The LME share (by weight) of world terminal market trading is over 90% of all copper and virtually all aluminum, lead, nickel, tin and zinc.

ICE Futures

According to publicly available information, the predecessor of ICE Futures (the International Petrolum Exchange (the “IPE”)), a large energy futures contract exchange, was established in London in 1980 as a traditional open-outcry auction market by a group of energy and trading companies. The IPE launched the gas oil futures contract in 1981, followed by the brent crude oil futures contract in 1988 and the natural gas futures contract in 1997.

In June 2001, IPE was acquired by IntercontinentalExchange, Inc., (“ICE”) and in October of 2005, ICE announced that the IPE would operate under the name of ICE Futures. ICE Futures is a Recognized Investment Exchange and is regulated by the U.K. Financial Services Authority. ICE Futures is a regulated marketplace in which industry participants use futures and options to minimize their price exposure in the physical energy market. Trading in futures and options is offered exclusively electronically and access to the trading platform is offered directly via the Internet, through private telecommunication lines, through an independent software vendor or through an ICE Futures exchange member’s own conformed front-end system.

THE LBMA

According to publicly available information, the London silver market is the principal global clearing center for over-the-counter silver transactions, including transactions in spot, forward and options contracts, together with exchange traded futures and options and other derivatives. The principal representative body of the London silver market is the London Bullion Market Association (“LBMA”). The LBMA is currently comprised of 60 members, of which nine are market-making members, plus a number of associate members around the world. Included within the LBMA is the London Silver Fix, established in the 1890s, which consists of three market-making members of the LBMA, currently the Bank of Nova Scotia-ScotiaMocatta, Deutsche Bank AG and HSBC Bank USA, NA. The London Silver Fix conducts a Silver Fixing meeting, under the current chairmanship of the Bank of Nova Scotia-ScotiaMocatta, at 12:00 p.m. each London business day to determine the London Silver Fix Price for that day’s trading.

Clients place orders with the dealing rooms of three market-making members, who net all orders before communicating their interest to their representative at the Silver Fixing meeting. Orders may be changed at any time during these proceedings. The silver price is adjusted to reflect whether there are more buyers or sellers at a given price until supply and demand are balanced. If the prices do not match, the same procedure is followed against at higher or lower prices, at which time the price is declared fixed. All fixing orders are then fulfilled at this price, which is communicated to the market through various media.

The Basket Commodities

The basket commodities are concentrated in two sectors: metals (silver, nickel, copper and zinc); and energy (brent crude). The market value of each of the basket commodities may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships, weather, agriculture, trade, fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies, technological developments and changes in interest rates. It is not possible to predict the aggregate effect of all or any of such factors on any of the basket commodities.

Copper

According to publicly available information, the cash settlement price of Copper is determined by reference to the LME’s “Copper - Grade A Contract”. The price of the Copper contract is primarily affected by the global demand for and supply of copper.

As described herein, the reference price of copper on the initial valuation date and the final valuation date, determined as of any date of determination, is based on the official cash settlement price per ton of Copper–Grade A on the LME, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg as “LOCADY” or on Reuters as “MCU0”.

Copper was the first mineral that people extracted from the earth and along with tin gave rise to the Bronze Age. As technology progressed, the uses for copper increased. With the increased demand, exploration for copper was extended throughout the world laying down the foundations for the industry as it exists today. Copper is an excellent conductor of electricity; as such, one of its main industrial uses is for the production of cable, wire and electrical products for both the electrical and building industries. The construction industry also accounts for copper’s second largest usage in such areas as pipes for plumbing, heating and ventilating as well as building wire and sheet metal facings.

Zinc

According to publicly available information, the cash settlement price of Zinc is determined by reference to the LME’s “Special High Grade Zinc Contracts.” The price of the Zinc contract is primarily affected by the global demand for and supply of zinc.

As described herein, the reference price of zinc on the initial valuation date and the final valuation date, determined as of any date of determination, is based on the official cash settlement price per ton of Special High Grade Zinc on the LME, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg as “LOZSDY” or on Reuters as “MZN0”.

Zinc is commonly mined as a co-product with standard lead and both metals have growing core markets for their consumption. For zinc, the main market is galvanizing, which accounts for almost half its modern-day demand. Zinc’s electropositive nature enables metals to be readily galvanized, which gives added protection against corrosion to building structures, vehicles, machinery and household equipment.

Nickel

According to publicly available information, the cash settlement price of Nickel is determined by reference to the LME’s “Primary Nickel Contract”. The price of the Nickel contract is primarily affected by the global demand for and supply of nickel.

As described herein, the reference price of nickel on the initial valuation date and the final valuation date, determined as of any date of determination, is based on the official cash settlement price per ton of primary nickel on the LME, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg as “LONIDY” or on Reuters as “MNI0”.

In the mid-18th century, primary nickel was first isolated as a separate metal. Prior to this, it was found in copper mines and thought to be an unsmeltable copper ore. Primary nickel can resist corrosion and maintains its physical and mechanical properties even when placed under extreme temperatures. When these properties were recognized, the development of primary nickel began. It was found that by combining primary nickel with steel, even in small quantities, the durability and strength of the steel increased significantly as did its resistance to corrosion. This partnership has remained and the production of stainless steel is now the single largest consumer of primary nickel today. This highly useful metal is also used in the production of many different metal alloys for specialized use.

Brent Crude

According to publicly available information, the settlement price for brent crude will be determined by reference to ICE Future’s IPE brent crude. The price of brent crude is primarily affected by global demand for and supply of brent crude.

As described herein, the reference price of zinc on the initial valuation date and the final valuation date, determined as of any date of determination, is based on the official cash settlement price per barrel of IPE brent blend crude oil on ICE Futures of the futures contract in respect of the first nearby month, stated in U.S. dollars, as determined by the ICE Futures and displayed on Bloomberg as “CO1” or on Reuters as “LCOc1”

The futures contract for Brent Crude was introduced in 1988 and is used to price a portion of the world’s traded oil. The futures contract for Brent Crude represents the right to receive a future delivery of 1,000 net barrels of IPE Brent crude oil per unit. The delivery point of crude oil underlying the contract is Sullom Voe, Scotland. The futures contract for IPE Brent crude oil is a deliverable contract based on an Exchange of Futures for Physical (“EFP”) delivery mechanism with an option to cash settle. This mechanism enables companies to take delivery of physical crude supplies through EFP, or, alternatively and more commonly, open positions can be cash settled at expiration against a physical price index.

Brent blend is a light, sweet North Sea crude oil that serves as a benchmark grade. Brent Crude production runs approximately 500,000 barrels per day and it is shipped from Sullom Voe in the Shetland Islands. Most of it is refined in Northwest Europe, but significant volumes move to the U.S. Gulf and East Coasts and to the Mediterranean. The producing companies trade most of the volume on a spot basis with virtually no formal term contracts.

Silver

According to publicly available information, the fixing price of Silver is determined by reference to LBMA’s Silver fixing price. The price of silver is primarily affected by global demand for and supply of Silver.

As described herein, the reference price of silver on the initial valuation date and the final valuation date, determined as of any date of determination, is based on the Silver fixing price per troy ounce of unallocated Silver bullion for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. dollars, as determined by LBMA and displayed on Bloomberg as “SLVRLN” or on Reuters as “XAGFIX=”.

Silver is a ductile and malleable metal with a brilliant white metallic luster that can withstand a high degree of polish. Pure silver has the highest electrical and thermal conductivity and the lowest contact resistance of any metal. The principal use of silver is as a precious metal, although its salts are widely used in photography. Silver has been used for thousands of years for ornaments and utensils and as the basis of monetary systems. Its value as a precious metal was long considered second only to gold. The principal sources of silver are copper, copper-nickel, gold, lead and lead-zinc ores obtained from Canada, Mexico, Peru, Australia and the United States. Today, Mexico is the world’s largest silver producer.

Historical Performance

The following table sets forth for the dates indicated from and including 2001 to and including 2006 the reference price for each basket commodity. The historical values of the basket should not be taken as an indication of future performance, and no assurance can be given that the value of the basket commodities will increase sufficiently to cause the holders of Notes to receive a payment at maturity in excess of the principal amount of such Notes. All numbers are rounded up or down, as appropriate, to the nearest cent.

Date	Nickel	Zinc	Copper	Silver	Brent Crude
1/31/2001	$7,110.00	$1,048.00	$1,805.50	$4.79	$26.66
2/28/2001	$6,330.00	$1,021.00	$1,738.00	$4.43	$25.57
3/30/2001	$5,890.00	$977.00	$1,666.00	$4.33	$24.74
4/30/2001	$6,465.00	$955.50	$1,660.00	$4.37	$27.89
5/31/2001	$7,060.00	$914.50	$1,666.00	$4.43	$29.34
6/29/2001	$6,060.00	$870.00	$1,550.50	$4.34	$26.08
7/31/2001	$5,675.00	$837.00	$1,469.00	$4.22	$24.69
8/31/2001	$5,450.00	$824.00	$1,475.00	$4.20	$26.41
9/28/2001	$4,870.00	$782.00	$1,424.00	$4.59	$23.26
10/31/2001	$4,420.00	$753.00	$1,360.50	$4.28	$20.37
11/30/2001	$5,235.00	$762.00	$1,532.00	$4.14	$19.14

12/31/2001	$5,680.00	$767.50	$1,462.00	$4.52	$19.9
1/31/2002	$6,015.00	$767.00	$1,515.00	$4.28	$19.18
2/28/2002	$6,025.00	$780.50	$1,539.00	$4.48	$21.33
3/29/2002	$6,710.00	$825.50	$1,623.00	$4.68	$25.92
4/30/2002	$7,050.00	$809.00	$1,598.50	$4.60	$26.47
5/31/2002	$6,565.00	$752.00	$1,629.00	$5.05	$24.45
6/28/2002	$7,080.00	$796.50	$1,654.00	$4.87	$25.58
7/31/2002	$6,810.00	$757.00	$1,510.50	$4.66	$25.44
8/30/2002	$6,770.00	$761.00	$1,500.00	$4.57	$27.47
9/30/2002	$6,450.00	$735.50	$1,434.50	$4.53	$28.75
10/31/2002	$7,255.00	$775.50	$1,536.00	$4.48	$25.72
11/29/2002	$7,390.00	$808.00	$1,626.00	$4.43	$25.16
12/31/2002	$7,100.00	$749.50	$1,536.00	$4.67	$28.66
1/31/2003	$8,180.00	$798.00	$1,713.50	$4.87	$31.10
2/28/2003	$8,950.00	$800.00	$1,716.00	$4.60	$32.79
3/31/2003	$7,940.00	$763.00	$1,587.50	$4.46	$27.18
4/30/2003	$7,995.00	$763.50	$1,604.00	$4.60	$23.68
5/30/2003	$8,935.00	$769.50	$1,683.00	$4.56	$26.32
6/30/2003	$8,395.00	$783.50	$1,644.00	$4.50	$28.33
7/31/2003	$9,210.00	$847.00	$1,769.00	$5.08	$28.37
8/29/2003	$9,495.00	$803.00	$1,746.00	$5.10	$29.49
9/30/2003	$10,220.00	$825.00	$1,794.00	$5.12	$27.61
10/31/2003	$11,880.00	$938.00	$2,057.00	$5.14	$27.70
11/28/2003	$12,210.00	$934.50	$2,073.50	$5.35	$28.45
12/31/2003	$16,650.00	$1,008.00	$2,321.00	$5.97	$30.17
1/30/2004	$15,150.00	$1,021.00	$2,489.00	$6.23	$29.18
2/27/2004	$14,755.00	$1,129.50	$2,987.00	$6.58	$32.23
3/31/2004	$13,885.00	$1,086.50	$3,067.50	$7.83	$31.51
4/30/2004	$11,155.00	$1,028.50	$2,752.00	$5.95	$34.48
5/31/2004	$11,985.00	$1,097.00	$2,830.50	$6.17	$36.58
6/30/2004	$14,990.00	$967.00	$2,664.50	$5.91	$34.50
7/30/2004	$14,120.00	$1,019.00	$2,900.00	$6.42	$40.03
8/31/2004	$12,950.00	$960.00	$2,847.00	$6.74	$39.61
9/30/2004	$15,100.00	$1,079.00	$3,140.00	$6.67	$46.38
10/29/2004	$13,475.00	$1,021.00	$2,951.00	$7.16	$48.98
11/30/2004	$14,295.00	$1,164.00	$3,262.00	$7.76	$45.51
12/31/2004	$15,205.00	$1,270.00	$3,279.50	$6.82	$40.46
1/31/2005	$14,490.00	$1,303.00	$3,275.50	$6.72	$45.92
2/28/2005	$16,375.00	$1,385.00	$3,405.00	$7.35	$50.06
3/31/2005	$16,250.00	$1,349.00	$3,408.00	$7.19	$54.29
4/29/2005	$16,660.00	$1,283.00	$3,348.50	$6.98	$51.09
5/31/2005	$16,850.00	$1,252.00	$3,214.00	$7.13	$50.73
6/30/2005	$14,700.00	$1,223.00	$3,597.00	$7.10	$55.58
7/29/2005	$14,460.00	$1,243.00	$3,775.00	$7.15	$59.37
8/31/2005	$14,950.00	$1,360.00	$3,915.00	$6.74	$67.02
9/30/2005	$13,600.00	$1,411.00	$3,949.00	$7.53	$63.48
9/30/2005	$13,600.00	$1,411.00	$3,949.00	$7.53	$63.48
10/31/2005	$11,950.00	$1,572.00	$4,091.00	$7.77	$58.10
11/30/2005	$12,605.00	$1,712.00	$4,404.50	$8.21	$55.05
12/30/2005	$13,380.00	$1,915.00	$4,584.50	$8.83	$58.98
1/31/2006	$15,200.00	$2,318.00	$4,919.50	$9.91	$65.99
2/28/2006	$14,900.00	$2,303.00	$4,839.00	$9.70	$61.76
3/31/2006	$15,340.00	$2,690.50	$5,527.50	$11.76	$65.91
4/28/2006	$18,550.00	$3,229.00	$7,230.00	$12.56	$72.02
5/31/2006	$23,100.00	$3,910.00	$8,140.00	$13.13	$70.41
6/30/2006	$22,275.00	$3,260.00	$7,501.00	$10.70	$73.51
7/31/2006	$27,205.00	$3,380.00	$7,850.50	$11.44	$75.15
8/31/2006	$31,500.00	$3,330.00	$7,647.00	$12.60	$70.25
9/29/2006	$31,500.00	$3,360.00	$7,601.00	$11.55	$62.48

VALUATION OF THE NOTES

At Maturity

If you hold your Notes to maturity, for each Note you will receive a cash payment determined as follows:

•	if the basket performance is greater than 60%, you will receive your principal amount plus the product of (i) the principal amount of your Notes and (ii) the basket performance;

•	if the basket performance is greater than 0% and less than or equal to 60%, you will receive $1,600.00 per Note; and

•	if the basket performance is less than or equal to 0%, you will receive the principal amount of your Notes.

The return on your Notes therefore will be positive only if the basket performance is positive.

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket commodities from and including the initial valuation date to and including the final valuation date. The basket performance will be calculated as follows:

where,

C (i) Initial = With respect to brent crude, $59.86; with respect to silver, $11.57; with respect to zinc, $3,917.00; with respect to nickel, $34,010.00; and with respect to copper, $7,456.00; which, in each case, represents the reference price of each basket commodity on the initial valuation date;

C (i) Final = Reference price of each basket commodity on the final valuation date; and

W (i) = Weighting of each basket commodity, which is 20% for each basket commodity.

For a further description of how your payment at maturity will be calculated, see “Specific Terms of the Notes” in this pricing supplement.

Prior to Maturity

The market value of the Notes will be affected by several factors, many of which are beyond our control. We expect that generally the prices of the basket commodities on any day will affect the market value of the Notes more than any other factors. Other factors that may influence the market value of the Notes include, but are not limited to, supply and demand for the Notes, the volatility of the basket commodities, economic, financial, political, regulatory, or judicial events that affect the prices of the basket commodities, as well as the perceived creditworthiness of Barclays Bank PLC. See “Risk Factors” in this pricing supplement for a discussion of the factors that may influence the market value of the Notes prior to maturity.

SPECIFIC TERMS OF THE NOTES

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Form, Denomination and Legal Ownership of Notes” in the accompanying prospectus supplement and “Description of Debt Securities – Legal Ownership; Form of Debt Securities” in the accompanying prospectus.

The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” (the “medium-term Notes”) that we may issue under the indenture, dated September 16, 2004, between Barclays Bank PLC and The Bank of New York, as trustee, (the “indenture”) from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term Notes are described in “Description of Medium-Term Notes” in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and the prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described herein are controlling.

Please Note that the information about the price to the public and the net proceeds to Barclays Bank PLC on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market resale transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe the terms of the Notes in more detail below.

Coupon

We will not pay you interest during the term of the Notes.

Denomination

We will offer the Notes in denominations of $1,000 and integral multiples thereof.

Payment at Maturity

If you hold your Notes to maturity, for each Note you will receive a cash payment determined as follows:

•	if the basket performance is greater than 60%, you will receive your principal amount plus the product of (i) the principal amount of your Notes and (ii) the basket performance;

•	if the basket performance is greater than 0% and less than or equal to 60%, you will receive $1,600.00 per Note; and

•	if the basket performance is less than or equal to 0%, you will receive the principal amount of your Notes.

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket commodities from and including the initial valuation date to and including the final valuation date. The basket performance will be calculated as follows:

where,

C (i) Initial = With respect to brent crude, $59.86; with respect to silver, $11.57; with respect to zinc, $3,917.00; with respect to nickel, $34,010.00; and with respect to copper, $7,456.00; which, in each case, represents the reference price of each basket commodity on the initial valuation date;

C (i) Final = Reference price of each basket commodity on the final valuation date; and

W (i) = Weighting of each basket commodity, which is 20% for each basket commodity.

The method of determination for the reference price for each basket commodity is specified under “– Reference Prices” below. The method may be adjusted by the calculation agent upon the occurrence of certain extraordinary events as set forth under “– Discontinuation of Trading; Alteration of Method of Calculation” below.

The return on your Notes will be positive only if the basket performance is positive.

Maturity Date

If the maturity date stated on the cover of this pricing supplement is not a business day, the maturity date will be the next following business day. If a market disruption event (as described below) occurs on the final valuation date stated on the cover of this pricing supplement, then the maturity date will be the third business day following the final valuation date. The calculation agent may postpone the final valuation date – and therefore the maturity date – if a market disruption event occurs or is continuing on a day that would otherwise be the valuation date. We describe market disruption events under “– Market Disruption Event” below.

In the event that payment at maturity is deferred beyond the maturity date stated on the cover of this pricing supplement, penalty interest will not accrue or be payable with respect to that deferred payment.

Modified Following Business Day

Any payment on the Notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, unless that day falls in the next calendar month, in which case the payment date will be the first preceding day that is a business day (with the same effect as if paid on the original due date).

Final Valuation Date

The final valuation date will be the final valuation date stated on the cover of this pricing supplement, unless the calculation agent determines that a market disruption event occurs or is continuing on that day. In that event, the final valuation date will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the final valuation date for the Notes be postponed by more than eight business days.

Reference Prices

The reference price for each basket commodity (the “reference price”) will be determined as described below:

Brent Crude: The official cash settlement price per barrel of IPE brent blend crude oil on ICE Futures of the futures contract in respect of the first nearby month, stated in U.S. dollars, as determined by the ICE Futures and displayed on Bloomberg as “CO1” or on Reuters as “LCOc1”

Copper: The official cash settlement price per ton of Copper–Grade A on the LME, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg as “LOCADY” or on Reuters as “MCU0”.

Nickel: The official cash settlement price per ton of Primary Nickel on the LME, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg as “LONIDY” or on Reuters as “MNI0”.

Zinc: The official cash settlement price per ton of Special High Grade Zinc on the LME, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg as “LOZSDY” or on Reuters as “MZN0”.

Silver: The Silver fixing price per troy ounce of unallocated Silver bullion for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. dollars, as determined by LBMA and displayed on Bloomberg as “SLVRLN” or on Reuters as “XAGFIX=”.

Market Disruption Event

As set forth under “— Payment at Maturity”, the calculation agent will determine the basket performance by reference to the percentage change in each of the basket commodities for the period from and including the initial valuation date to and including the final valuation date. As described above, the final valuation date may be postponed and thus the determination of the basket performance may be postponed if the calculation agent determines that, on the final valuation date, a market disruption event has occurred or is continuing with respect to a basket commodity.

To the extent that no market disruption event exists with respect to a basket commodity on the final valuation date, such basket commodity’s reference price shall be determined on the scheduled final valuation date. To the extent that a market disruption event exists with respect to a basket commodity on the final valuation date, the reference price of that disrupted basket commodity shall be determined on the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing with respect to that basket commodity. In no event, however, will the determination of the disrupted basket commodity’s reference price be postponed by more than eight business days. If the calculation agent determines that a market disruption event for such disrupted basket commodity occurs or is continuing on the eighth business day, the calculation agent will make a good faith estimate of the reference price for that basket commodity that would have prevailed on that eighth business day in the absence of the market disruption event.

Any of the following will be a market disruption event with respect to a basket commodity:

•	a suspension, absence or limitation of trading in (i) that commodity in its primary market, as determined by the calculation agent, or (ii) futures or options contracts relating to that commodity in the primary market for those contracts, as determined by the calculation agent;

•	any event that disrupts or impairs, as determined by the calculation agent, the ability of market participants to (i) effect transactions in, or obtain market values for, the commodity in its primary market, or (ii) effect transactions in, or obtain market values for, futures or options contracts relating the commodity in its primary market;

•

the closure on any day of the primary market for that commodity on a scheduled trading day prior to the scheduled weekday closing time of that market (without regard to after hours or any other trading outside of the regular trading session hours) unless such earlier closing time is announced by the primary market at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such primary market on such scheduled trading day for such primary market and (ii) the submission deadline for orders to be entered into the relevant exchange system for execution at the close of trading on such scheduled trading day for such primary market;

•	any scheduled trading day on which (i) the primary market for that commodity or (ii) the exchanges or quotation systems, if any, on which futures or options contracts on that commodity are traded, fails to open for trading during its regular trading session; or

•	any other event, if the calculation agent determines that the event interferes with our ability or the ability of any of our affiliates to unwind all or a portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging” in this prospectus supplement.

and, in any of these events, the calculation agent determines that the event was material.

The following events will not be market disruption events:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

•	a decision to permanently discontinue trading in the futures or options contracts relating to the basket commodity.

For this purpose, an “absence of trading” in the primary market on which futures or options contracts related to the basket commodity are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

In contrast, a suspension or limitation of trading in a commodity, or futures or options contracts related to the commodity, if available, in their primary markets, by reason of any of:

•	a price change exceeding limits set by that market,

•	an imbalance of orders, or

•	a disparity in bid and ask quotes,

will constitute a suspension or material limitation of trading.

Discontinuation of Trading; Alteration of Method of Calculation

If the applicable exchange discontinues trading in any basket commodity, the calculation agent may replace that basket commodity with another basket commodity, whose reference price is quoted on that exchange or any other exchange, that the calculation agent determines to be comparable to the discontinued commodity (a “successor commodity”).

In the event of the adjustment described above, the successor commodity will be used as a substitute for the original basket commodity for all purposes.

If the relevant exchange discontinues trading in the basket commodity prior to, and the discontinuance is continuing on, the final valuation date and the calculation agent determines that no successor commodity is available at that time, then the calculation agent will determine the reference price for the basket commodity for that date.

Notwithstanding these alternative arrangements, discontinuance of trading on the applicable exchange in any basket commodity may adversely affect the market value of your Notes.

If at any time (i) the method of calculating the reference price of a basket commodity is changed in a material respect by the applicable exchange or any other relevant exchange, (ii) there is a material change in the composition or constitution of a basket commodity or (iii) if the reporting thereof is in any other way modified so that the reference price does not, in the opinion of the calculation agent, fairly represent the reference price of the basket commodity, the calculation agent shall, at the close of business in New York City on each business day on which the reference price is to be determined, make those calculations and adjustments as, in the judgment of the calculation agent, may be necessary in order to arrive at a reference price for the basket commodity comparable to such basket commodity as if those changes or modifications had not been made, and calculate the payment at maturity with reference to such basket commodity, as adjusted. In that event, the calculation agent will provide notice of these calculations and adjustments to the trustee who will furnish notice, to the extent it is required to under the indenture, to each Noteholder, or in the case of global Notes, the depositary, as holder of the global Notes.

If the calculation agent substitutes a successor commodity, as the case may be, or otherwise affects or modifies the basket, the calculation agent will make those calculations and adjustments as, in judgment of the calculation agent, may be necessary in order to arrive at a basket comparable to the original basket, as if those changes or modifications had not been made, and shall calculate the payment at maturity on the Notes with reference to that basket or the successor basket (as described below), as adjusted. In this event, the trustee will furnish written notice thereof to each Noteholder, or in the case of global Notes, the depositary, as holder of the global Notes.

In the event of the adjustment described above, the newly composed basket is referred to herein as the “successor basket” and will be used as a substitute for the original basket for all purposes.

If the calculation agent determines that the available successors as described above do not fairly represent the value of the original basket commodity or basket, as the case may be, then the calculation agent will determine the reference price for the affected basket commodity or the basket performance as if those changes or modifications had not been made, and will calculate the payment at maturity with reference to such basket or such successor basket, as adjusted.

Notwithstanding these alternative arrangements, discontinuance of trading on the applicable exchanges or markets in any basket component may adversely affect the market value of the Notes.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under “— Default Amount”.

For the purpose of determining whether the holders of our medium-term Notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term Notes, holders of specified percentages in principal amount of all medium-term Notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term Notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term Notes, accelerating the maturity of the medium-term Notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under “Description of Debt Securities – Modification and Waiver” and “– Senior Events of Default; Subordinated Event of Default and Defaults; Limitations of Remedies”.

Default Amount

The default amount for the Notes on any day will be an amount, determined by the calculation agent, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest – or, if there is only one, the only – quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•	A-1 or higher by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

Any payment on or delivery of the Notes will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a business day with respect to the Notes, we mean a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close.

Role of Calculation Agent

Initially, we will serve as the calculation agent. We may change the calculation agent after the original issue date of the Notes without notice. The calculation agent will, in its sole discretion and acting in good faith, make all determinations regarding the value of the Notes, including at maturity, market disruption events, business days, the default amount, the basket performance, the maturity date, the amount payable in respect of your Notes at maturity, or any other calculation or determination to be made by the calculation agent as specified herein. Absent manifest error or a failure to act in good faith, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below. In particular, we may:

•	acquire or dispose of long or short positions in listed or over-the-counter options, futures or other instruments linked to the basket commodities,

•	acquire or dispose of long or short positions in the basket commodities,

•	acquire or dispose of long or short positions in listed or over-the-counter options, futures or other in instruments designed to track the performance of the basket commodities, or

•	any combination of the above.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

We or our affiliates may close out our or their hedge on or before the final valuation date. That step may involve sales or purchases of some or all of the basket commodities, or listed or over-the-counter options, futures or other instruments linked to the basket commodities.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See “Risk Factors” in this pricing supplement for a discussion of these adverse effects.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”).

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject only to Section 4975 of the Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless relief is available under an applicable statutory or administrative exemption. Some employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws.

The acquisition of the Notes by a plan with respect to which Barclays Bank PLC, Barclays Capital Inc. or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs,” that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(a) PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(b) PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(c) PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(d) PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(e) PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

It should be Noted that the recently enacted Pension Protection Act of 2006 contains a new statutory exemption from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code for transactions involving certain parties in interest or disqualified persons who are such merely because they are a service provider to a plan subject to ERISA and/or Section 4975 of the Code, or because they are related to a service provider. Generally, the new exemption would be applicable if the party to the transaction with the plan is a party in interest or a disqualified person to the plan but is not (i) an employer, (ii) a fiduciary who has or exercises any discretionary authority or control with respect to the investment of the plan assets involved in the transaction, (iii) a fiduciary who renders investment advice (within the meaning of ERISA and Section 4975 of the Code) with respect to those assets, or (iv) an affiliate of (i), (ii) or (iii). Any fiduciary relying on this new statutory exemption (Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code) and purchasing securities on behalf of a plan will be deemed to have made a determination that (x) the plan is paying no more than, and is receiving no less than, adequate consideration in connection with the transaction and (y) neither Barclays Bank PLC, Barclays Capital Inc. nor any of their affiliates directly or indirectly exercises any discretionary authority or control or renders investment advice (as defined above) with respect to the assets of the plan which the fiduciary is using to purchase Notes, both of which are necessary preconditions to utilizing this new exemption. Any person proposing to acquire any securities on behalf of a plan should consult with counsel regarding the application of the new exemption.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) pursuant to Department of Labor Regulation 29 CFR 2510.3-101, as modified by Section 3(42) of ERISA, or otherwise or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable statutory or similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable statutory or administrative exemption. Any purchaser or holder of the Notes that is or is using the assets of, directly or indirectly, an employee benefit plan not subject to ERISA or Section 4975 of the Code, such as a government plan or a foreign plan, will be deemed to have represented, by its purchase and holding of the Notes, that the purchase, holding and subsequent disposition of the Notes and the transactions contemplated hereby do not constitute non-exempt violations of any applicable federal, state, local or foreign laws, rules, regulations or other restrictions, regardless of whether those restrictions are materially similar to Section 406 of ERISA and/or Section 4975 of the Code.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

The sale of any security to a plan or a non-ERISA arrangement is in no respect a representation by Barclays Bank PLC, Barclays Capital or any of their affiliates that the investment meets all relevant legal requirements with respect to investments by plans or non-ERISA arrangements generally or any particular plan or non-ERISA arrangement, or that the investment is appropriate for a plan or a non-ERISA arrangement generally or any particular plan or non-ERISA arrangement.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the Notes, you should consult your legal counsel.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion supersedes the discussion set forth in “Tax Considerations” in the accompanying prospectus.

In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.

For purposes of this summary, a “U.S. holder” is a beneficial owner of a Note that is:

•	an individual who is a citizen or a resident of the United States, for federal income tax purposes;

•	a corporation (or other entity that is treated as a corporation for federal tax purposes) that is created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);

•	an estate whose income is subject to federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over its administration, and one or more United States persons have the authority to control all of its substantial decisions.

For purposes of this summary, a “Non-U.S. holder” is a beneficial owner of a Note that is:

•	a nonresident alien individual for federal income tax purposes;

•	a foreign corporation for federal income tax purposes;

•	an estate whose income is not subject to federal income tax on a net income basis; or

•	a trust if no court within the United States is able to exercise primary jurisdiction over its administration or if no United States persons have the authority to control all of its substantial decisions.

An individual may, subject to certain exceptions, be deemed to be a resident of the United States for federal income tax purposes by reason of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three year period ending in the current calendar year (counting for those purposes all of the days present in the current year, one third of the days present in the immediately preceding year, and one sixth of the days present in the second preceding year).

This summary is based on interpretations of the Internal Revenue Code of 1986, as amended (the “Code”), regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may adversely affect the federal income tax consequences described herein. This summary addresses only beneficial holders that purchase Notes at initial issuance and beneficially own such Notes as capital assets and not as part of a “straddle,” “hedge,” “synthetic security” or a “conversion transaction” for federal income tax purposes, or as part of some other integrated investment. This summary does not discuss all of the tax consequences that may be relevant to particular investors or to investors subject to special treatment under the federal income tax laws (such as banks, thrifts, or other financial institutions; insurance companies; securities dealers or brokers, or traders in securities electing mark-to-market treatment; regulated investment companies or real estate investment trusts; small business investment companies; S corporations; investors that hold their Notes through a partnership or other entity treated as a partnership for federal tax purposes; investors whose functional currency is not the U.S. dollar; certain former citizens or residents of the United States; persons subject to the alternative minimum tax; retirement plans or other tax-exempt entities, or persons holding the Notes in tax-deferred or tax-advantaged accounts; or “controlled foreign corporations” or “passive foreign investment companies” for federal income tax purposes). This summary also does not address the tax consequences to shareholders, or other equity holders in, or beneficiaries of, a holder, or any state, local or foreign tax consequences of the purchase, ownership or disposition of the Notes.

Persons considering the purchase of Notes should consult their own tax advisors concerning the application of federal income tax laws to their particular situations as well as any consequences of the purchase, beneficial ownership and disposition of Notes arising under the laws of any other taxing jurisdiction.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

In General

We intend to treat the Notes as indebtedness for U.S. federal income tax purposes and any reports to the Internal Revenue Service (the “IRS”) and U.S. Holders will be consistent with such treatment, and you will agree to treat the Notes as indebtedness for U.S. federal income tax purposes. The discussion that follows is based on that approach. Investors should be aware, however, that the IRS is not bound by our characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for U.S. federal income tax purposes. If the Notes are not in fact treated as debt instruments of the Issuer for U.S. federal income tax purposes, then the U.S. federal income tax treatment of owning and disposing of the Notes could differ from the treatment discussed below.

Tax Treatment of U.S. Holders

Accruals of Original Issue Discount. We intend to treat the Notes as contingent payment debt instruments (“CPDIs”) for federal income tax purposes, and we and you will agree to treat the Notes as CPDIs. Under the Treasury regulations governing CPDIs, accruals of income, gain, loss and deduction with respect to CPDIs are determined under the “noncontingent bond method.” Under the noncontingent bond method, U.S. Holders of the Notes will accrue original issue discount (“OID”) over the term of the Notes based on the Notes’ comparable yield. In general, the comparable yield of the Notes is equal to the yield at which we would issue a fixed rate debt instrument with terms and conditions similar to those of the Notes, including level of subordination, term, timing of payments, and general market conditions. If a hedge of the Notes is available that, if integrated with the Notes, would produce a synthetic debt instrument with a determinable yield to maturity, the comparable yield will be equal to the yield on the synthetic debt instrument. Based on these factors, we estimate that the comparable yield on the Notes, solely for U.S. federal income tax purposes, is 5.0135% per annum (compounded annually). However, the actual comparable yield may be higher or lower than 5.0135% depending upon market conditions on the date the Notes are issued. U.S. Holders may obtain the actual comparable yield for the Notes as determined by us by contacting us at: Structuring, Investor Solutions Americas at (212) 412-1101. The comparable yield is determined by us as of the issuance date solely for U.S. federal income tax purposes and is neither a prediction nor a guarantee of what the actual yield will be on the Notes.

Accordingly, U.S. Holders will generally accrue OID in respect of the Notes at a rate equal to the comparable yield. The amount of OID allocable to each annual accrual period will be the product of the “adjusted issue price” of the Notes at the beginning of each such accrual period and the comparable yield. The “adjusted issue price” of the Notes at the beginning of an accrual period will equal the issue price of the Notes plus the amount of OID previously includible in the gross income of the U.S. Holder. The issue price of the Notes will be the first price at which a substantial amount of the Notes are sold. The amount of OID includible in the income of each U.S. Holder for each taxable year will generally equal the sum of the “daily portions” of the total OID on the Notes allocable to each day during the taxable year on which a U.S. Holder held the Notes. Generally, the daily portion of the OID is determined by allocating to each day in any accrual period a ratable portion of the OID allocable to such accrual period. Such OID is included in income and taxed as ordinary income annually even though the U.S. holder does not receive cash until maturity or until it otherwise disposes the Notes.

We are also obligated by applicable U.S. federal income tax regulations to determine, solely for U.S. federal income tax purposes, a projected payment schedule for the Notes that provides for a projected payment on the maturity date and that produces the comparable yield (the “projected payment schedule”). U.S. Holders may obtain the projected payment schedule for the Notes as determined by us by contacting us at: Structuring, Investor Solutions Americas at (212) 412-1101. Under the noncontingent bond method, the projected payment schedule is not revised to account for changes in circumstances that occur while the Notes are outstanding.

A U.S. Holder is generally bound by the comparable yield and the projected payment schedule established by us for the Notes. However, if a U.S. Holder believes that the projected payment schedule is unreasonable, a U.S. Holder must determine the comparable yield and set its own projected payment schedule for the Notes, and explicitly disclose the use of such schedule and the reason therefor on its timely filed federal income tax return for the taxable year in which it acquires the Notes.

The comparable yield and projected payment schedule are provided solely to comply with the applicable U.S. federal income tax regulations in order to determine the amount of OID to be accrued by the holders of the Notes solely for U.S. federal income tax purposes and do not constitute assurances by us as to the actual yield of the Notes. We make no representation as to what such actual amounts will be, and the comparable yield and the projected payment schedule do not necessarily reflect our expectations regarding the actual yield of the Notes.

Taxation of the Payment at Maturity. If the actual amount received on the Maturity Date is greater than the payment projected in the projected payment schedule as the final payment, the excess will be a “positive adjustment,” which is treated as additional OID income received on the maturity date. If the actual amount received on the Maturity Date is less than the payment projected in the projected payment schedule as the final payment, the deficiency will be a “negative adjustment.” The shortfall will first reduce any OID on the Note that would otherwise accrue for that taxable year. Any excess may be recognized and deducted by the U.S. Holder as an ordinary loss. A net negative adjustment is not subject to limitations on the deductibility of miscellaneous deductions.

Sale, Exchange or Disposition of the Notes. A U.S. Holder of a Note will recognize gain or loss on the taxable sale, exchange, retirement, or other disposition of the Note, to the extent that the amount realized is more or less than its purchase price, increased by the OID previously accrued by the owner on the Note. In general, any gain realized by a U.S. Holder on the taxable sale, exchange, retirement, or other disposition of a Note will be treated as ordinary interest income. Any loss recognized on a taxable sale, exchange, retirement, or other disposition of a Note will generally be treated as an ordinary loss to the extent of the OID previously accrued by such U.S. Holder on the Note, and will not be subject to the limitations on the deductibility of miscellaneous deductions. Any loss in excess of such accrued OID will be treated as a capital loss. The deductibility of capital losses by U.S. Holders is subject to limitations. Any capital gain or loss recognized by a U.S. Holder will be a long-term capital gain or loss if such U.S. Holder has held such Note for more than one year, and a short-term capital gain or loss in other cases.

Tax Treatment of Non-U.S. Holders

In general, payments on the Notes to a non-U.S. holder and gain realized on the sale, exchange, retirement or other disposition of the Notes by a non-U.S. holder will not be subject to U.S. federal income or withholding tax, unless (i) such income is effectively connected with a trade or business conducted by such non-U.S. holder in the United States, (ii) in the case of gain, such non-U.S. holder is a nonresident alien individual who holds the Notes as a capital asset and is present in the United States for more than 182 days in the taxable year of the sale and certain other conditions are satisfied, or (iii) such non-U.S. holder fails to provide the relevant correct, complete and executed IRS Form W-8 that eliminates U.S. federal withholding tax.

Backup Withholding and Information Reporting

Distributions made on the Notes and proceeds from the sale of Notes to or through certain brokers may be subject to a “backup” withholding tax on “reportable payments” unless, in general, the noteholder complies with certain procedures or is an exempt recipient. Any amounts so withheld from distributions on the Notes generally would be refunded by the IRS or allowed as a credit against the noteholder’s federal income tax, provided the noteholder makes a timely filing of an appropriate tax return or refund claim.

Reports will be made to the IRS and to noteholders that are not excepted from the reporting requirements.

$12,000,000

BARCLAYS BANK PLC

100% Principal Protected Digital Plus Notes due October 27, 2011

Linked to the Performance of a Diversified Basket of Commodities

PRICING SUPPLEMENT

October 24, 2006

(TO PROSPECTUS DATED SEPTEMBER 21, 2005 AND

PROSPECTUS SUPPLEMENT DATED SEPTEMBER 22, 2005)

Barclays Capital